UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No.1)*

Massbank Corp. (Name of Issuer)
Common Stock (Title of Class of Securities)
576152102 (CUSIP Number)
Lawrence B. Seidman, 100 Misty Lane, Parsippany, NJ 07054 (973) 952-0405 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 3, 2007 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This statement on Schedule 13 D which was filed on July 27, 2007 on behalf of Seidman and Associates, L.L.C (“SAL”), Seidman Investment Partnership, L.P. (“SIP”), Seidman Investment Partnership II, L.P. (“SIPII”), Broad Park Investors, L.L.C (“Broad Park”), Berggruen Holdings North America Ltd. (“Berggruen”), Lawrence Seidman (“Seidman”) and LSBK06-08, L.L.C. (“LSBK”), collectively, the (“Reporting Persons”) with respect to the Reporting Persons’ beneficial ownership of shares of Common stock (“the Shares”) of Massbank Corp., a Massachusetts corporation, (“the Company”) is hereby amended as set forth below: Such statement on Schedule 13D is hereinafter referred to as the “Schedule 13D”. Terms used herein which are defined in the Schedule 13D shall have their respective meanings set forth in the Schedule 13D.

 Item 4. Purpose of Transaction

On August 3, 2007, Lawrence B. Seidman sent a letter to Gerard H. Brandi, the Company's Chairman of the Board, President and Chief Executive Officer.  A copy of this letter was also sent separately to each member of the Board of Directors.  This letter, in its entirety, is attached hereto as Exhibit A.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 7, 2007

By:	/s/ Lawrence B. Seidman Power of Attorney pursuant to Joint Agreement dated July 25, 2007

                                                          Exhibit A
LAWRENCE B. SEIDMAN
100 Misty Lane
Parsippany, NJ 07054
(973) 952-0405

August 3, 2007

Gerard H. Brandi
Chairman of the Board, President
and Chief Executive Officer
MASSBANK Corp.
123 Haven Street
Reading, MA 01867

Dear Mr. Brandi:

As a courtesy, I called you on July 26, 2007 to inform you that the following day I would be filing a Schedule 13D on MASSBANK Corp. (MASB), with a 5.83% stake in the stock. I was taken aback by your boorish and unprofessional behavior. My sole purpose was to speak with you, as well as the Board of Directors, about MASB’s strategic plans for transforming the balance sheet, improving earnings, and returning capital to shareholders. First, you insulted me. Then you said there was no way you would ever let me meet with the Board, instead saying that I was welcome to talk to MASB’s general counsel. After quickly dismissing my request, you challenged me to initiate a proxy battle in 2008. You tried to taunt me by proclaiming that I could not win and telling me how much shareholders love you. We shall see about that.

In my 23 years in the banking industry, I have met hundreds of senior executives, many of whom I respect and admire. You are not one of those people. Without question, you are the rudest, most ridiculously conceited executive I have ever encountered. Looking at the direction you have taken MASB, your bravado is comical.

You boasted that you would put MASB’s market returns up against any competitor. It was actually quite easy to find superior returns. In addition to MASB, there are four exchange-traded thrifts that have been public for at least ten years, have total assets between $500 million and $1 billion, and are based in the New England region: Central Bancorp Inc. (CEBK), Hingham Institution for Savings (HIFS), LSB Corp. (LSBX) and New Hampshire Thrift Bancshares Inc. (NHTB).

Two of those companies, HIFS and NHTB, top MASB for total return in the last ten years (from July 25, 1997 to July 25, 2007). MASB’s return is 82%, versus 165% for HIFS and 168% for NHTB. And for the last five years (from July 25, 2002 to July 25, 2007), LSBX’s return of 55% and NHTB’s 107% return are well ahead of MASB’s 39%.

I also compared MASB to relevant sector indexes, including one for all exchange-traded thrifts, one based on assets, and one based on location. As Exhibit 1 shows, MASB’s total return for both periods is considerably lower than all three indexes, particularly the SNL New England Thrift Index.

Exhibit 1 MASB Total Return Versus Peer Indexes Total Return for July 25, 2007 (%) 5 Year 10 Year
MASB                                                                                                                                                                                             39                                     82
SNL Thrift Index[1] 75                                  192
SNL $500M to $1B Thrift Index[2] 88                                  249
SNL New England Thrift Index[3]                                                                                                                                               142                                 314

[1] Market-cap weighted index comprised of all thrifts trading on the NYSE, NASDAQ, and AMEX
[2] Market-cap weighted index comprised of all exchange-traded thrifts with total asssets of between $500 million and $1 Billion
[3] Market-cap weighted index comprised of all exchange-traded thrifts based in the New England region

Source: SNL Financial LC

        During our conversation, I brought up the weak earnings at MASB. Predictably, you thought all was well. To jog your memory, earnings used to be much higher. Ten years ago, MASB earned $1.85 per share. Five years ago, earnings were $2.04 per share. Last year, EPS was $1.61 and in 2007, EPS is on pace for $1.60. How long do you expect shareholders to wait for real earnings growth? Another ten years?

When I analyze MASB’s balance sheet, the reason for the earnings drop-off becomes clear. Total assets have gone down for 15 consecutive quarters, from $1.0 billion in September 2003 to $817 million in June 2007. Net loans have declined for seven consecutive quarters, from $230 million in September 2005 to $197 million. And total deposits have gone down for 15 consecutive quarters, from $899 million in September 2003 to $705 million. Those trends are mind-boggling.

What is even more incredible than continually shrinking the Company is the composition of the balance sheet. Net loans only represent 24% of total assets. No other exchange-traded thrift has a ratio below 32%. The median for the sector is 71%. In fact, including term federal funds sold, cash and equivalents represent 27% of MASB’s assets. Thus, MASB has a ratio of cash to loans of 112%. The next lowest ratio in the sector is 45% and the median is 4%. MASB’s mix of cash and loans is such an outlier that it is hard to believe it is in the same sector as its peers.

I am all for being conservative when it comes to managing a thrift balance sheet, but there is a big difference between being conservative and being slothful. Obnoxious and lazy is no way to run a thrift. Historically, MASB has had a sub-optimal balance sheet. But recently, you appear to have just given up. Annual loan originations in both 2001 and 2002 exceeded $100 million. Since then, they have dipped every year, falling to $60 million in 2004 and $22 million in 2006. Through the first quarter of 2007, MASB is on pace to originate just $11 million in loans this year.

Perhaps this wasted opportunity of maximizing an excellent funding base could be forgiven if you aggressively returned capital to shareholders in the form of stock repurchases, including a possible “Dutch Auction,” and cash dividends. With negative asset growth and a tangible equity to assets ratio of 13%, you obviously have no idea how to manage capital. Unfortunately, repurchases have been sparse. Since the end of 2002, total shares outstanding have only declined by 6%. With respect to cash dividends, the payout ratio for the last twelve months is just 70%. If you refuse to buy back more stock, you should be paying out quarterly dividends at least on par with earnings, in addition to special dividends.

Since almost all of MASB’s revenue is from spread income, and you make very few loans, I have been trying to ascertain what exactly it is that you do all day. Do you sit in front of the computer and look at money market yields? Do you play PONG on your Atari machine? Do you sneak into the bank vault and count your annual salary of half a million dollars? Whatever it is, you’re not doing anything to build shareholder value. I hope you reconsider my request to discuss strategic plans. Maybe you can squeeze it into your busy schedule.

In conclusion, I request that the Board consider: (i) accelerating a share purchase program, including considering a possible Dutch Auction; (ii) a new management team capable of making proper loans; or (iii) a sale of the institution. Hopefully, the Board does not have to be reminded that its members owe a fiduciary duty to the shareholders and not the present management team.

I again request an immediate meeting to discuss the above-mentioned issues.

Very truly yours,

                              /s/ Lawrence B. Seidman
Lawrence B. Seidman

LBS:blw
cc:   Allan S. Bufferd
Kathleen M. Camilli
Stephen W. Carr
Alexander S. Costello
O. Bradley Latham
Stephen E. Marshall
Paul J. McCarthy
Nalin M. Mistry
Nancy L. Pettinelli
William F. Rucci, Jr.